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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                               VENTRO CORPORATION
                        (Name of Subject Company (issuer)
                          and Filing Person (offeror))

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                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                         (Title of Class of Securities)

                                   922815-AA-3
                          (CUSIP Number of Securities)

                                JAMES G. STEWART
                             CHIEF FINANCIAL OFFICER
                               VENTRO CORPORATION
                              1500 PLYMOUTH STREET
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 567-8900

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 (Name, address, including zip code, and telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

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                                   COPIES TO:
                              DANIEL G. KELLY, JR.
                              DAVIS POLK & WARDWELL
                               1600 EL CAMINO REAL
                              MENLO PARK, CA 94025
                                 (650) 752-2000

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/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
/ / third-party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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     This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule TO filed on February 26, 2001 by Ventro Corporation, a Delaware corporation ("Ventro"), (the "Schedule TO"), relating to the tender offer (the "Tender Offer") by Ventro to purchase for cash any and all of its outstanding 6% Convertible Subordinated Notes due 2007 (the "Notes"), at a price of $270 per $1,000 principal amount, plus accrued and unpaid interest.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented as follows:

     The Tender Offer expired at 11:59 PM, New York City time, on March 23, 2001 (the "Expiration Date"). In the Tender Offer, $184,679,000 principal amount of the Notes were validly tendered and not withdrawn, representing approximately 74% of all outstanding Notes. On March 27, 2001 (the "Settlement Date"), Ventro purchased for $55,280,580.67 (including accrued and unpaid interest to, but excluding, the Settlement Date) all Notes validly tendered and not withdrawn prior to the Expiration Date.




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2001

                                       VENTRO CORPORATION



                                       By: /s/ James G. Stewart
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                                          Name: James G. Stewart
                                          Title: Chief Financial Officer